UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 17, 2024, Lilium N.V. (“Lilium”) published a press release announcing that, based on a recent program review, its expected delivery schedule allowing first customer deliveries in 2026 is confirmed (subject to applicable regulatory certification requirements) and, taking into account the testing and validation requirements needed prior to first manned flight, Lilium currently expects the first manned flight test of the Lilium Jet to occur in early 2025. This timing for the first manned flight test of the Lilium Jet, driven by the delivery of certain parts of flight-testing equipment, component parts of the aircraft, and software, is due to the indirect effects of ongoing industry-wide supply chain constraints. This timeline is not expected to have a material impact on customer deliveries, program planning, or total program costs.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

In May and June 2024, Lilium concluded a capital raise resulting in approximately $113 million of gross proceeds after giving effect to the final allocations. Lilium entered into securities purchase agreements with a number of investors in May 2024, including Aceville Pte. Limited (“Aceville”), an existing shareholder of the Company and an affiliate of Tencent Holdings Limited, and Barry Engle and Niklas Zennström, two of our non-executive directors, for the purchase and sale to Aceville and Messrs. Engle and Zennström of an aggregate of 19,592,183 Class A Shares and warrants to purchase up to 19,592,183 Class A Shares (the “PIPE Warrants”) for aggregate gross proceeds of approximately $20.6 million. The Company’s sales to Aceville and Messrs. Zennström and Engle resulted in gross proceeds of approximately $20.2 million, $0.25 million and $0.1 million, respectively, after giving effect to the final allocations. The settlement for the securities issued to Messrs. Engle and Zennström occurred on May 31, 2024. The settlement for the securities issued to Aceville as described herein (including the securities described in the immediately following sentence) occurred on June 28, 2024 and has reflected the adjustments and limitations described in the applicable underlying agreements. In May 2024, Lilium entered into the pre-funded warrant purchase agreement with Aceville regarding the issuance of (i) a warrant to purchase up to 24,025,208 Class A Shares at an exercise price of $1.05 per Class A Share (the “Aceville Pre-Funded Warrant”), for which Aceville partially prepaid $1.00 per Class A Share for an aggregate prepay price of approximately $24 million against the total exercise price of the Aceville Pre-Funded Warrant, and (ii) a warrant to purchase 24,025,208 Class A Shares with terms identical to the PIPE Warrants. Lilium expects to fund its ongoing operations until type certification and entry into service with existing cash on hand, non-dilutive methods of financing such as debt instruments, government support (including, as previously announced, potentially from the German and French governments) and pre-delivery payments from customers, among other non-dilutive methods, and also dilutive methods of financing such as the issuance of additional equity securities (including pursuant to facilities such as a standby equity purchase agreement or an equity line of credit) and potentially additional investments by existing shareholders.

Lilium is also furnishing updated risk factors describing the risks and uncertainties that may affect Lilium and the market price of its securities. The updated risk factors are furnished herewith as Exhibit 99.2 and are incorporated herein by reference.

Lilium is furnishing in this Report on Form 6-K Exhibit 99.3, which provides an update regarding certain parts of the Company’s public presentation that will change as result of the information in this Report.

Incorporation by Reference

The contents of this Report on Form 6-K (other than Exhibits 99.1 and 99.3) are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibits attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, including the ongoing development of its support and services organization, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the manner in which Lilium expects to continue to fund its operations, (iv) the Lilium Group’s progress towards type certification (and type certificate validation) of its Lilium Jet with EASA and the FAA, including development of an engineering simulator to support this process, and (v) the production, certification, and flight testing program, delivery schedule and related timelines for the Lilium Jet. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in applicable jurisdictions and/or the other markets that it conducts or intends to conduct sales activities, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 17, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Lilium Reaffirms 2026 Target for First Customer Deliveries and Provides Additional Detail on Testing Program
99.2	Updated Risk Factors
99.3	Corporate Presentation Update